UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2004

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___________________

CRYOPAK INDUSTRIES INC.

Cryopak Announces Second Quarter 2005 Results

VANCOUVER, B.C. – November 12, 2004 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today reported its results for the second quarter ended September 30, 2004.

Operating Results

Sales for the quarter ended September 30, 2004 were $3.4 million as compared to sales of $3.5 million for the quarter ended September 30, 2003. Net loss for the quarter was $559,000 as compared to a net loss of $1.5 million for the prior period. Gross profit for the three months was $0.9 million as compared to $1.0 million during the prior period. Both sales and gross profit were negatively impacted this quarter due to the weakening of the US dollar versus the Canadian dollar.

 “Our second quarter is a seasonally slower sales quarter for our business and that combined with the weakening of the US dollar has impacted our gross margin for the period. However, as seen in our results, we have continued to closely monitor our discretionary costs, which significantly reduced our net loss for the period as compared to the same quarter last year,” stated Mr. Martin Carsky, President and CEO of Cryopak.

Sales and marketing expenses for the quarter were reduced to $0.4 million as compared to $1.1 million for the quarter ended September 30, 2003 as a result of the continued monitoring of discretionary expenditures. General and administrative costs for the quarter were reduced to $0.5 million as compared to $0.8 million for the quarter ended September 30, 2003, reflecting the reduced operating cost structure.

“Going forward, we continue to focus on growing our sales, with an emphasis on the pharma segment where we have added several new customers and increased business with existing accounts so far this year. This is an area of our business where we have a lot of confidence in the growth potential for our sales,” added Mr. Carsky.

Convertible Loan Agreement

On October 31, 2003, Cryopak announced that it had commenced an offer to the holders of the $3.6 million Convertible Loan Agreement (“CLA”) which matured June 7, 2003 to amend and restate the CLA, and that an agreement had been reached with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest in the total CLA. The offer was also made to the remaining holders with an interest in the CLA on the same terms. That offer was not accepted by a sufficient number of the remaining holders and consequently, the company decided to withdraw its offer with the result that the CLA remains outstanding. The company has been in discussions with representatives for the CLA holders and has proposed several alternatives to resolve the situation, which continue to be assessed by those parties.

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Unaudited)

(Expressed in Canadian dollars)

	September 30, 2004	March 31, 2004
	(Unaudited)	(Restated)
Assets
Current Assets:
Short-term investments	$ -	$ -
Accounts receivable	2,148,990	2,833,627
Advances to related company	13,705	48,371
Inventory	1,727,052	1,762,476
Prepaid expenses	151,848	163,566
	4,041,595	4,808,040

Property, plant and equipment	1,141,710	1,490,577

Long-term deposits	112,285	112,285

Intangibles and other assets	952,116	1,113,949

Goodwill	6,453,268	6,453,268

	$ 12,700,974	$ 13,978,119
Liabilities and Shareholders’ Equity
Current liabilities
Bank indebtedness	$ 1,743,960	$ 1,870,959
Current portion of promissory note	110,000	-
Accounts payable and accrued liabilities	2,870,573	3,182,632
Deferred revenues	43,195	105,448
Current portion of notes payable to related parties	-	500,000
Current portion of obligations under capital lease	177,633	261,789
Convertible loan	3,637,500	3,637,500
	8,582,861	9,558,328

Note payable to related parties	333,333	333,333
Promissory note	220,000
Obligations under capital lease	267,113	318,862
	9,403,307	10,210,523
Shareholders’ equity:
Share capital	9,393,383	9,393,383
Convertible loan	373,736	373,735
Warrants	225,610	225,610
Share purchase loan	(394,000)	(394,000)
Contributed surplus	708,785	661,896
Deficit	(7,009,847)	(6,493,028)
	3,297,667	3,767,596
	$ 12,700,974	$ 13,978,119

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2004 and 2003

	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003
		(Restated)		(Restated)
Sales	$ 3,363,756	$ 3,484,930	$ 8,386,330	$ 9,640,425

Cost of Sales	2,456,936	2,516,476	5,630,819	6,504,073

Gross Profit	906,820	968,454	2,755,511	3,136,352

Expenses:
Sales and marketing	406,013	1,072,227	1,184,084	2,143,135
Administration	503,408	835,958	1,102,399	1,801,693
Amortization	264,981	268,408	551,064	525,598
Interest on bank operating line	43,730	50,374	88,298	106,513
	1,218,132	2,226,967	2,925,845	4,576,939

Earnings (loss) from operations	(311,312)	(1,258,513)	(170,334)	(1,440,587)

Other earnings (expenses):
Other income/(expenses)	(130,936)	22,556	(112,450)	(294,885)
Interest on long-term debt and financing costs	(116,466)	(213,195)	(234,035)	(398,248)

Net income/(loss) for the period	(558,714)	(1,449,152)	(516,819)	(2,133,720)

(Deficit), beginning of period	(6,451,133)	(4,127,021)	(6,493,028)	(3,503,265)

(Deficit), end of period	(7,009,847)	(5,513,847)	(7,009,847)	(5,636,985)

Earnings/(loss) per common share:
Basic	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.06)
Diluted	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.06)

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2004 and 2003

	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003
		(Restated)		(Restated)
Cash provided by (used) in:
Operations	$(558,714)	$(1,449,152)	$(516,819)	$(2,133,720)
Net loss for the period
Items not involving cash:
Amortization	264,981	268,408	551,064	525,598
Accretion of convertible loan	-	-		27,320
Stock-based compensation	10,341	62,326	46,889	123,138
Write-off deferred financing	-	-	-	67,127
Loss on disposal of property, Plant and equipment	-	548	-	5,472
Share issue settlement	-	-	-	-
Changes in non-cash operating working capital:
Accounts receivable	1,301,253	1,881,211	684,637	2,017,747
Advances to related company	12,605	4,430	34,666	17,306
Prepaid expenses	106,591	179,998	11,718	152,591
Inventory	55,855	(127,039)	35,424	685,678
Deferred revenues	(99,492)	(16,758)	(62,253)	(6,042)
Accounts payable and accrued liabilities	(21,458)	366,803	(312,059)	67,879
	1,071,962	1,170,775	473,267	1,550,094
Investments:
Acquisition of property, plant and equipment	(16,087)	(54,855)	(40,363)	(88,002)
Acquisition of subsidiaries	-	-	-	-
Term deposits – restricted	-	-	-	-
	(16,087)	(54,855)	(40,363)	(88,002)
Financing:
Change in bank indebtedness	(974,673)	(1,553,950)	(126,999)	(1,843,443)
Promissory note	330,000	-	330,000	-
Issuance of shares for cash		-		-
Issuance/(Repayment) of notes payable	(342,907)	500,000	(500,000)	500,000
Share issue costs	-	-		-
Repayment of capital lease obligations	(68,295)	(61,970)	(135,905)	(118,649)
Repayment of term loan		-		-
	(1,055,875)	(1,115,920)	(432,904)	(1,462,092)

Increase (decrease) in cash and cash equivalents	-	-	-	-

Cash and cash equivalents, beginning of period	-	-	-	-

Cash and cash equivalents, end of period	$ -	$ -	$ -	$ -

About Cryopak

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes. Our shares are listed on the TSX Venture Exchange under the symbol CII. For more information about our Company, please visit our website address at: www.cryopak.com or call 1.800.667.2532

ON BEHALF OF THE BOARD OF DIRECTORS

Martin Carsky, President and CEO

Investors Relations Contact

Jim Glass, Ascenta Capital Partners Inc.

Phone:

604.628.5800

Toll Free:

1.866.684.4209

Email:

ir@cryopak.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

2005 SECOND QUARTER REPORT

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, BC V3M 5R4

Martin Carsky

President and Chief Executive Officer

Phone:  (604) 515-7977 Ext. 114

Fax:  (604) 515-7978

mcarsky@cryopak.com

www.cryopak.com

September 30, 2004

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The 2005 Second Quarter Report of Cryopak Industries Inc. and the accompanying interim consolidated balance sheet as at September 30, 2004 and the interim consolidated statements of operations and deficit, and cash flows for the three and six months ended September 30, 2004 are the responsibility of the Company’s management.  The comparative consolidated financial statements for the three and six months ended September 30, 2003 have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, KPMG, LLP.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

/s/ “Martin Carsky”

Martin Carsky

President and Chief Executive Officer

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Unaudited)

(Expressed in Canadian dollars)

	September 30, 2004	March 31, 2004
Assets	(Unaudited)	(Restated – Note 3)
Current Assets:
Short-term investments	$ -	$ -
Accounts receivable	2,148,990	2,833,627
Advances to related company	13,705	48,371
Inventory	1,727,052	1,762,476
Prepaid expenses	151,848	163,566
	4,041,595	4,808,040
Property, plant and equipment	1,141,710	1,490,577
Long-term deposits	112,285	112,285
Intangibles and other assets	952,116	1,113,949
Goodwill	6,453,268	6,453,268
	$ 12,700,974	$ 13,978,119
Liabilities and Shareholders’ Equity
Current liabilities
Bank indebtedness	$ 1,743,960	$ 1,870,959
Current portion of promissory note	110,000	-
Accounts payable and accrued liabilities	2,870,573	3,182,632
Deferred revenues	43,195	105,448
Current portion of notes payable to related parties	-	500,000
Current portion of obligations under capital lease	177,633	261,789
Convertible loan	3,637,500	3,637,500
	8,582,861	9,558,328
Note payable to related parties	333,333	333,333
Promissory note	220,000
Obligations under capital lease	267,113	318,862
	9,403,307	10,210,523
Shareholders’ equity:
Share capital	9,393,383	9,393,383
Convertible loan	373,736	373,735
Warrants	225,610	225,610
Share purchase loan	(394,000)	(394,000)
Contributed surplus (note 3)	708,785	661,896
Deficit (note 3)	(7,009,847)	(6,493,028)
	3,297,667	3,767,596
	$ 12,700,974	$ 13,978,119

Operations (note 2)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ “Martin Carsky”

Director

/s/ “John A. McEwen”

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2004 and 2003

	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003
		(Restated – Note 3)		(Restated – Note 3)
Sales	$ 3,363,756	$ 3,484,930	$ 8,386,330	$ 9,640,425

Cost of Sales (Schedule 1)	2,456,936	2,516,476	5,630,819	6,504,073

Gross Profit	906,820	968,454	2,755,511	3,136,352

Expenses:
Sales and marketing (Schedule 2)	406,013	1,072,227	1,184,084	2,143,135
Administration (Schedule 2)	503,408	835,958	1,102,399	1,801,693
Amortization	264,981	268,408	551,064	525,598
Interest on bank operating line	43,730	50,374	88,298	106,513
	1,218,132	2,226,967	2,925,845	4,576,939

Earnings (loss) from operations	(311,312)	(1,258,513)	(170,334)	(1,440,587)

Other earnings (expenses):
Other income/(expenses)	(130,936)	22,556	(112,450)	(294,885)
Interest on long-term debt and financing costs	(116,466)	(213,195)	(234,035)	(398,248)

Net income/(loss) for the period	(558,714)	(1,449,152)	(516,819)	(2,133,720)

(Deficit), beginning of period	(6,451,133)	(4,127,021)	(6,493,028)	(3,503,265)

(Deficit), end of period	(7,009,847)	(5,513,847)	(7,009,847)	(5,636,985)

Earnings/(loss) per common share (note 4):
Basic	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.06)
Diluted	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.06)

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2004 and 2003

	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003
		(Restated – Note 3)		(Restated – Note 3)
Cash provided by (used) in:
Operations	$(558,714)	$(1,449,152)	$(516,819)	$(2,133,720)
Net loss for the period
Items not involving cash:
Amortization	264,981	268,408	551,064	525,598
Accretion of convertible loan	-	-		27,320
Stock-based compensation (note 3)	10,341	62,326	46,889	123,138
Write-off deferred financing	-	-	-	67,127
Loss on disposal of property, Plant and equipment	-	548	-	5,472
Share issue settlement	-	-	-	-
Changes in non-cash operating working capital:
Accounts receivable	1,301,253	1,881,211	684,637	2,017,747
Advances to related company	12,605	4,430	34,666	17,306
Prepaid expenses	106,591	179,998	11,718	152,591
Inventory	55,855	(127,039)	35,424	685,678
Deferred revenues	(99,492)	(16,758)	(62,253)	(6,042)
Accounts payable and accrued liabilities	(21,458)	366,803	(312,059)	67,879
	1,071,962	1,170,775	473,267	1,550,094
Investments:
Acquisition of property, plant and equipment	(16,087)	(54,855)	(40,363)	(88,002)
Acquisition of subsidiaries	-	-	-	-
Term deposits – restricted	-	-	-	-
	(16,087)	(54,855)	(40,363)	(88,002)
Financing:
Change in bank indebtedness	(974,673)	(1,553,950)	(126,999)	(1,843,443)
Promissory note	330,000	-	330,000	-
Issuance of shares for cash		-		-
Issuance/(Repayment) of notes payable	(342,907)	500,000	(500,000)	500,000
Share issue costs	-	-		-
Repayment of capital lease obligations	(68,295)	(61,970)	(135,905)	(118,649)
Repayment of term loan		-		-
	(1,055,875)	(1,115,920)	(432,904)	(1,462,092)

Increase (decrease) in cash and cash equivalents	-	-	-	-

Cash and cash equivalents, beginning of period	-	-	-	-

Cash and cash equivalents, end of period	$ -	$ -	$ -	$ -

Supplementary cash flow information (note 6)

See accompanying notes consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three and six months September 30, 2004 and 2003

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the annual consolidated financial statements, except for Note 3.

2.

Operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt upon the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.  If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis.

During the six months ended September 30, 2004, the Company incurred a loss of $516,819.  During the years ended March 31, 2004, 2003 and 2002, the Company incurred losses of $2,747,895, $2,420,842 and $273,759 respectively, and during the year ended March 31, 2004, the Company experienced negative cash flows from operations of $297,883.  As at September 30, 2004, the deficit is $7,009,847 and the working capital deficiency is $4,541,266.  The Company continues to be in default on the repayment of the principal and accrued interest of the convertible loan, which was due on June 7, 2003.

The Company’s future operations are dependent upon the continued market acceptance of its product and services, the Company’s ability to secure sufficient financing to continue development of its business, the successful renegotiation of the terms of repayment of the convertible loan, complying with future debt covenant requirements, the continued support of creditors and shareholders and, ultimately, the achievement of profitable operations.  It is the Company’s intention to renegotiate the convertible loan repayment terms, however, there is no certainty that the Company will be able to successfully renegotiate the convertible loan repayment terms, or that the Company will be able to comply with its debt covenants in the future.

3.

Stock-based compensation:

Prior to the adoption of HB 3870, the Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company’s stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s loss would have been increased.  The reduction (increase) in earnings (loss) would not change disclosed loss per common share amounts.

Effective April 1, 2004, the company adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards as earnings.  We have retroactively applied HB 3870, with restatement of prior periods to record the compensation expense for all employee stock options granted, settled, or modified since April 1, 2002 using the fair value method.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three and six months September 30, 2004 and 2003

The company has accounted for the employee stock-based compensation using the fair value recognition provisions of HB 3870 and the Black-Scholes option-pricing model.  The restatement at March 31, 2004 resulted in an increase in the deficit and an increase in Contributed Surplus of $370,002 (March 31, 2003 - $128,134).  The adoption of HB 3870 has resulted in an employee stock option compensation expense of $52,694 and $123,138 for the six months ended September 30, 2004 and September 30, 2003.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended

  Six months ended

     September 30,

                     September 30,

	2004	2003	2004	2003

Risk-free interest rate	4.41%	3.67%	4.41%	3.67%
Dividend yield	0%	0%	0%	0%
Expected lives	4.5 years	4.5 years	4.5 years	4.5 years
Volatility	97%	194%	97%	194%

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian dollars)

Three and six months September 30, 2004 and 2003

4.

Earnings / (loss) per common share:

The following tables set out the basic and diluted number of shares outstanding:

For the three months ended September 30, 2004 and 2003:

	2004			2003
	Loss	Weighted average numberof common shares outstanding	Per share Amount	Loss	Weighted average number of common shares outstanding	Per share amount
Loss per common share: Basic Stock options	$ (558,714)	37,709,569	$ (0.01) -	$ (1,449,152)	33,085,944	$ (0.04) -
Diluted	$(558,714)	37,709,569	$ (0.01)	$ (1,449,152)	33,085,944	$ (0.04)

For the six months ended September 30, 2004 and 2003:

	2004			2003
	Loss	Weighted average number of common shares outstanding	Per share amount	Loss	Weighted average number of common shares outstanding	Per share amount
Loss per common share: Basic Stock options	$(516,819)	37,709,569	$ (0.01)	$ (2,133,720)	33,085,944	$ (0.06) -
Diluted	$(516,819)	37,709,569	$ (0.01)	$ (2,133,720)	33,085,944	$ (0.06)

5.

Significant customer:

During the six months ended September 30, 2004, the Company sold approximately $790,046 ($1,289,000 – September 30, 2003) of merchandise to a significant customer.

6.

Supplementary cash flow information:

	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003
Interest paid	$ 59,645	$ 65,615	$ 104,213	$ 133,676
Interest received			-	-
Non-cash financing and investing activities:
Equipment acquired under capital lease	-	-	-	252,834

CRYOPAK INDUSTRIES INC.

Consolidated Cost of Sales

Schedule 1

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2004 and 2003

	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003

Freight and brokerage fees	$343,200	$352,609	$768,127	$857,554
Purchases	1,524,454	1,315,315	3,497,238	3,686,874
Rent and utilities	148,152	110,454	284,871	252,062
Repair and maintenance	39,310	45,636	59,191	79,483
Royalties and Testing charges	50,463	70,848	192,856	149,196
Warranty costs				892
Wages (note 3)	351,357	621,614	828,536	1,478,012

Total cost of sales	$2,456,936	$2,516,476	$5,630,819	$6,504,073

Consolidated Sales and Marketing Expenses

Schedule 2

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2004 and 2003

	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003

Bad debt	$ (8,616)	$ 214,445	$ 8,032	$ 227,386
Marketing	88,809	242,776	286,989	472,943
Royalties	37,205	22,241	69,334	52,509
Salaries and benefits	245,448	462,506	694,336	1,075,845
Travel and entertainment	29,708	101,530	83,879	258,487
Vehicle	13,459	28,729	41,514	55,965

Total sales and marketing expenses	$ 406,013	$ 1,072,227	$ 1,184,084	$ 2,143,135

CRYOPAK INDUSTRIES INC.

Consolidated Administration Expenses

Schedule 3

(Unaudited)

(Expressed in Canadian dollars)

Three and six months ended September 30, 2004 and 2003

	Three months ended September 30,		Six months ended September 30,
	2004	2003	2004	2003
Corporate printing, financial and
public relations	$ 15,606	$ 19,316	$ 31,781	$ 84,232
Management and consulting fees	22,959	124,674	69,019	491,370
Office supplies and stationary	138,657	187,764	312,240	399,367
Professional fees	60,097	163,035	111,465	259,794
Rent	14,764	12,162	28,992	25,385
Salaries and benefits	220,810	287,059	480,516	459,021
Telephone	25,753	34,001	61,761	67,310
Filing, listing and transfer agent fees	4,762	7,947	6,625	15,214

Total administrative expenses	$ 503,408	$ 835,958	$ 1,102,399	$ 1,801,693

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

1.

Analysis of Expenses and Deferred Costs

Management and consulting fees are as follows:

Consulting fees to non-arm’s length parties	25,950
Consulting fees to arm’s length parties	(2,991)
Total	$22,959

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

a)

Consulting fees in the amount of $25,950 were paid to a company managed by a director of the Company.

b)

Royalties in the amount of $12,606 were paid to a company owned by a former director of the Company.

3.

Securities Issued and Options Granted

a)

Securities Issued

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Issuance of Earn-Out Shares
Aug 9/04	Common shares	168,750	N/A	N/A	Nil

b)  Options Granted

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

N/A	N/A	N/A	N/A	N/A

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

4.

Summary of Securities

a)  Authorized Share Capital

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
38,959,337	Shares issued and outstanding
$ 11,801,860	Value of shares issued and outstanding

b)

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	300,000	USD0.60	April 30, 2005
	80,000	0.65	July 13, 2005
	260,000	0.63	September 15, 2005
	80,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	100,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	225,000	0.91	October 1, 2006
	70,000	0.80	August 29, 2007
	250,000	0.95	October 30, 2007
	100,000	0.52	June 18, 2008
	100,000	0.45	July 15, 2008
	50,000	0.47	September 9, 2008
	100,000	0.27	December 8, 2008
	1,020,000	0.25	February 25, 2009

Warrants	2,953,890	$ 0.37	December 8, 2005

c) 539,360 common shares held in escrow.

5.

List of Directors and Officers

Directors	Officers
John McEwen, Chairman	Martin Carsky, President & CEO
John Morgan
Ross Morrison
Martin Carsky
Hugh Richardson

CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2004

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the three and six months ending September 30, 2004, which are reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Business Overview

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies. In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes.

Recent Developments

Management Changes

In mid-June 2003, as a result of the performance of our Company for Fiscal 2003, we made some significant changes to our management team and we quickly implemented a review of our entire operation. During the quarter ended December 31, 2003 and into January 2004, we continued to downsize our management team with the departure of our Chief Operating Officer and then the promotion of our Chief Financial Officer to the role of President and Chief Executive Officer. In the month of June 2004, the position of Chief Sales Officer was eliminated and the President and Chief Executive Officer assumed the responsibilities. We have significantly reduced the personnel costs required to operate our business and have  identified and reduced many other areas of non-essential spending.

As part of our cost reduction initiatives, we have significantly reduced our general and administrative and sales and marketing costs, the results of which began being seen in the third quarter of Fiscal 2004. As well, we have initiated a review of the Company’s product lines to see where margins can be improved, and we have installed a new management information system to generate more timely and reliable information which will enable us to better manage our business.

Convertible Loan Agreement

Our $3.6 million convertible loan (the “CLA”) matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the CLA remains outstanding as at September 30, 2004.

On October 31, 2003 we announced that we had commenced an offer to the holders of the CLA to amend and restate the CLA and that we had reached an agreement with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest of the total CLA. The offer was made to the remaining holders with an interest in the CLA on the same terms.

CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2004

We were unsuccessful in attaining the minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA.  The offer has been withdrawn and we continue to work diligently towards a resolution.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and the useful lives of capital and intangible assets.  We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, capital and intangible assets, income taxes, warranty obligations, contingencies and litigation, the allocation of purchase price on business acquisitions, and other contingencies.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions, and such differences could be material.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

•

We record estimated reductions to revenue for customer returns based on historical experience.  If actual customer returns increase as a result of future product introductions or changes in product quality, we may be required to recognize additional reductions to revenue.

•

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•

We provide for valuation reserves against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net recoverable amount based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those we project, additional inventory valuation reserves may be required.

•

We recorded intangible assets from acquisitions completed during Fiscal 2003 and Fiscal 2001.  Our acquired intangible assets are comprised of product technology, patents, trademarks, and customer relationships and are being amortized over their estimated useful lives.  Due to changes in technology or other factors affecting product life cycles, we may make subsequent adjustments to those estimates possibly reducing the amount of intangible assets in the period in which a change in estimate is made.

•

We have acquired specialized capital assets, which in some cases would have little alternative value other than break-up value. If the market for our products changes and there is no use for these specialized assets, the carrying value of these assets may have to be reduced.

CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2004

•

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate.  This process involves estimating the actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in future tax assets and liabilities that may be included in the consolidated balance sheet to the extent that a net future tax asset or liability exists. We evaluate our future income tax assets and currently believe their realization is not considered more likely than not.  Therefore, a valuation allowance is provided against the calculated amount of future tax assets.  The valuation allowance is based on our estimate of taxable income by jurisdiction in which we operate and the period over which our future tax assets will be recoverable.  In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to adjust the valuation allowance.

Results of Operations

Sales and Gross Profit

Sales for the three and six-month period were $3.4 million and $8.4 million, a decrease of 3.5% and

13.0% respectively, over sales of $3.5 million and $9.6 million during the same periods last year.

The decrease in sales was due to a reduction in order size from several large customers during the period and the weakening of the US dollar as compared to the Canadian dollar. This was offset to some extent by the addition of several new customers.

Gross profit for the three-month and six-month periods decreased to $0.9 million and $2.8 million from $1.0 million and $3.1 million in the same periods prior year due to the lower gross profit on our existing product sales and due to the weakening of the US dollar as compared to the Canadian dollar. Gross profit for the three and six month period as a percentage of sales decreased from 27.8% and 32.5% to 27.0% and 32.9% due to a number of factors.

The relative strength of the Canadian dollar versus the US dollar in three and six-month periods as compared to the same periods last year had a negative impact on our revenue as we continue to sell a significant proportion of our products into the United States and those sales are denominated in US dollars. We have been experiencing some increases in key raw materials costs and transport costs due to the rising price of oil worldwide and we were unable to pass our increased costs along to our customers because of competitive pressures. In addition, we have experienced wage and related benefit increases for our plant workers, which has driven up our production costs.

Sales and Marketing

Sales and marketing expenses consist of payroll and payroll-related expenses for sales and marketing personnel as well as costs of sales and marketing programs such as travel and entertainment, trade shows, advertising, seminars, and marketing publications.

Sales and marketing expenses for the three and six-month periods totaled $0.4 million or 12.1 % of sales and $1.2 million or 14.1% of sales in the period as compared with $1.1 million or 30.8% of sales and $2.1 million or 22.2% in the prior period.

CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2004

The decrease in expenses for the period was due to a reduction in sales and marketing personnel and a general decrease in sales and marketing activities. These savings were offset by a $200,000 charge for the departure of one of the former Ice-Pak principals during the first quarter of this fiscal year and also included some costs related to testing of new package concepts for a potential new pharmaceutical customer.

General and Administrative

General and administrative expenses consist of payroll and payroll-related expense for administration, finance, investor relations, internal information systems, general management, and other professional services.

General and administrative costs for the three and six-month periods totaled $0.5 million or 15.0% of sales and $1.1 million or 13.1% of sales compared with $0.8 million or 24.0% of sales and $1.8 million or

18.7% of sales in the same periods for the prior year.

General and administrative expenses decreased due our cost reduction initiatives, which began during the second quarter of Fiscal 2004. We have seen the reduction in corporate printing, financial and public relations costs as a result of our controlled focus on investor-relations activities, and a decrease in our management and consulting expenses.

Amortization

Our amortization expenses for the three-month period decreased as compared to the same period last year because the software acquired in 2002 was fully amortized by the end of June 2004. Our amortization expense for the six-month period increased as compared to the same periods last year, due to the purchase of a manufacturing and accounting software package in July 2003.

Other Income/Expense

During the three and six-month period, we incurred $0.1 million and $0.2 million of interest expense because of borrowings on our revolving credit facility, the convertible loan agreement and notes payable incurred as a result of the Ice-Pak acquisition.

Net Loss

Net loss per Common Share for the three and six-month period was $0.01 and $0.01 as compared to a net loss per Common Share of $0.04 and $0.06 in the same periods in the prior year.

CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2004

Summary of Quarterly Results

Quarter Ended
	Sept 30, 2004	June 30, 2004	March 31, 2004	Dec 31, 2003	Sept 30, 2003	June 30, 2003	March 31, 2003	Dec 31, 2002

Sales	3,363,756	5,022,574	3,857,834	3,421,324	3,484,930	6,155,495	5,011,499	3,780,072
Gross Profit	906,820	1,848,691	1,226,006	1,190,197	968,454	2,167,898	1,428,707	1,407,122
Net income (loss)	(558,714)	41,896	(306,153)	(549,890)	(1,449,152)	(684,568)	(1,969,340)	(325,041)

EPS Basic	(0.01)	0.00	(0.01)	(0.02)	(0.04)	(0.02)	(0.07)	(0.01)
EPS Diluted	(0.01)	0.00	(0.01)	(0.02)	(0.04)	(0.02)	(0.07)	(0.01)

Liquidity and Capital Resources

Cash Resources and Liquidity

Our negative working capital position is primarily due to the inclusion of the $3.6 million convertible loan (the “CLA”) and accrued but unpaid interest in current liabilities. The CLA matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, we did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the CLA remains outstanding.

On October 31, 2003 we announced that we had commenced an offer to the holders of the CLA to amend and restate the CLA and that we had reached an agreement with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest of the total CLA. The offer was made to the remaining holders with an interest in the CLA on the same terms.

We were unsuccessful in attaining the minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA.  The offer has been withdrawn and we continue to work diligently towards a resolution.

The Company has a comprehensive secured lending arrangement with a Canadian commercial bank.  The arrangement provides an operating line of credit totaling $4 million, secured by accounts receivable and inventory, subject to margin limits.  At September 30, 2004, this limit was $1.9 million and $1.7 million was drawn on the facility.  This facility is due on demand and bears interest at prime plus 1.25% per annum under its revised terms, as agreed to by the lender in an amended and restated facility letter.

On September 22, 2004 we secured a $330,000 promissory note from a Canadian commercial bank. The note bears an interest of the Bank’s Prime Rate plus 3.0% per annum and is payable in equal monthly installments of principal and interest each month based on the amortization period of three years.

Accounts receivable at September 30, 2004 was $2.1 million as compared to $2.8 million at the end of Fiscal 2004.  This is due to the seasonally low sales volume during the second quarter. We have strict credit and collections procedures in place and monitor our accounts receivable balances carefully.

CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2004

Inventory totals for September 30, 2004 were $1.7 million, down from $1.8 million at March 31, 2004.  We carry a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

Cash Flow from Operations

Cash flow from operations for the three and six-months was $1.1 and $0.5 million compared with cash flow from operations of $1.2 and $1.6 million in the same period for the prior period. Cash was used to pay down the notes payable and accrued interest and the accounts payable.

Investing Activities

We monitor our costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.

Financing Activities & Summary of Debt

Long-term debt is comprised of notes payable to related parties and capital lease obligations. These amounts owed to non-bank debt holders are summarized as follows:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Promissory Note(4)	Capital Lease Obligations (3)

Current portion	$3,925,133	$3,637,500	$ -	$110,000	$177,633
Long term portion	$820,446	--	333,333	220,000	267,113
Total	$4,745,579	$3,637,500	$333,333	$330,000	$444,746

(1)

The convertible loan matured on June 7, 2003 and bears interest at 10% per annum.  The Company was unable to repay the loan and is currently negotiating with the note holders for an extension or other resolution. See “Cash Resources & Liquidity“

(2)

The amount due to the note holders is due to be paid in final installment of $333,333 on September 30 of 2005. The notes pay interest at bank prime rate +2%.

(3)

The capital lease maturities range from 2004 to 2007 and are at various interest rates ranging from 9.3% to 18.0%.

(4)

The promissory note bears interest at bank prime rate + 3% and is payable in monthly installments of prime and interest over three years.

We do not presently have any off-balance sheet arrangements, namely, any transaction, agreement or contractual arrangement to which an entity which is not consolidated in our financial results is a party and (i) under which we have any obligation under a guarantee contract or, (ii) a retainer or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity or for such assets or, (iii) any obligation under a derivative instrument that is indexed to our shares, or (iv) any obligation arising out of a variable interest, as defined under applicable accounting rules, in an unconsolidated entity that is held by, and is material to us, where that entity provides financing, liquidity, market or credit risk support to, or engages in leasing, hedging or other services with us (not including liabilities which may arise out of litigation or regulatory actions).

CRYOPAK INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2004

Risk Management

Business Risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and services.  There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable.  Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign Exchange Risks And Inflation

In Fiscal 2005, we generated approximately 66% of our revenues in the United States.  We record U.S. dollar-denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars translated at the closing spot rates for the U.S. dollar at the end of each month.   To date, we have not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses.  We do not hold, and we have not entered into, a market risk sensitive instrument for trading purposes. We believe that inflation and other changes in prices have not had a material effect on us.

Outlook

Our short-term business goal is to generate positive cash flow while aggressively trying to grow our business. We believe that with our current operating cost structure, we are in a position to now grow our business from a stable platform and to continue to focus on operating efficiencies. We have completed the installation of new management information systems, which we believe will help us by generating timely and reliable information, which will enable us to better manage our business. Our long-term goal is to achieve growth internally through increased sales of our existing products and the sales of new products and services and externally by strategic acquisitions and partnerships.

I, Martin Carsky, CEO of Cryopak Industries Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Cryopak Industries Inc., (the Issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

November 15, 2004

[signed]

Martin Carsky

CEO

I, Martin Carsky, CFO of Cryopak Industries Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Cryopak Industries Inc., (the Issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

November 15, 2004

[signed]

Martin Carsky

CFO